UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2011.
Commission File Number: 001-31221
Total number of pages: 8

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: May 13, 2011	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations
Information furnished in this form:

1. NTT DOCOMO Announces New Management Team

2. Notice of Partial Amendments to Articles of Incorporation

NTT DOCOMO, INC.
Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku, Tokyo
100-6150, Japan
For Immediate Release
NTT DOCOMO Announces New Management Team
TOKYO, JAPAN, May 13, 2011 -— NTT DOCOMO, INC. announced today that its board of directors has met and proposed the following changes in executive positions for official approval at the shareholders and board of directors meetings scheduled on June 17, 2011.
1.	New Members of the Board of Directors (candidates)

(Name)	(Current Position)
Tsutomu Shindou	Senior Vice President
Managing Director of Corporate Marketing Department I

Wataru Kagawa	Managing Director of General Affairs Department, Kansai Regional Office

Kazuhiro Yoshizawa	Senior Vice President
Managing Director of Corporate Marketing Department II
2.	New Corporate Auditors (candidates)

(Name)	(Current Position)
Shuro Hoshizawa	President and Chief Executive Officer, DOCOMO Support Inc.

Haruo Morosawa	Former Deputy Secretary General of the Board of Audit of Japan

Eiko Tsujiyama	Professor of Accounting Faculty of Business & Commerce, Waseda University
3.	New Senior Vice Presidents (candidates)

(Name)	(Current Position)
Shoji Suto	Executive Vice President, DOCOMO Business Net Inc.

Kei Irie	Managing Director of Network Department

Hirotaka Sato*	General Manager of Finance and Accounting Department,
Nippon Telegraph and Telephone Corporation

Koji Aoyama	Managing Director of Ubiquitous Services Department

Morikazu Takahashi	Senior Executive Vice President,
Japan Post Network Business Support Co., Ltd.

*	Effective June 24, 2011.

4.	Resigning Members of the Board of Directors

(Name)	(Current Position)
Bunya Kumagai	Executive Vice President
Member of the Board of Directors
[expected to join DOCOMO Support Inc.]

Akio Oshima	Executive Vice President
Member of the Board of Directors
[expected to join DOCOMO Systems, Inc.]

Katsuhiro Nakamura	Senior Vice President
Member of the Board of Directors
[expected to become Executive Vice President,
Managing Director of Tokai Regional Office]
5.	Resigning Corporate Auditors

(Name)	(Current Position)
Kenichi Aoki	Corporate Auditor
[expected to become Advisor]

Yoshitaka Makitani	Corporate Auditor
[expected to join Nippon Telegraph and Telephone Corporation]

Takaaki Wakasugi	Corporate Auditor
6.	Resigning Senior Vice Presidents

(Name)	(Current Position)
Toru Kobayashi	Executive Vice President
[expected to join Sumitomo Mitsui Card Company, Limited]

Hiroaki Nishioka	Senior Vice President
[expected to join DOCOMO Engineering Inc. ]

Masaaki Sado	Senior Vice President
[expected to join DOCOMO Business Net Inc. ]

Tooru Azumi	Senior Vice President

7.	Expected Executive Positions and Organizational Responsibilities as of June 17, 2011

Position(s)	Name	Organizational Responsibilities
President and Chief Executive Officer Member of the Board of Directors	Ryuji Yamada
Senior Executive Vice President Member of the Board of Directors	Kiyoyuki Tsujimura	Responsible for: - Multimedia services - Technology
Senior Executive Vice President Member of the Board of Directors	Masatoshi Suzuki	Responsible for: - Global business - Corporate
Senior Executive Vice President Member of the Board of Directors	Hiroshi Matsui	Responsible for: - CSR - Branches in Kanto and Koshinetsu areas
Executive Vice President Chief Financial Officer Member of the Board of Directors	Kazuto Tsubouchi	Managing Director of Accounts and Finance Department Responsible for: - Business Alliance Department
Executive Vice President Member of the Board of Directors	Kaoru Kato	Managing Director of Corporate Strategy & Planning Department
Executive Vice President Chief Technical Officer Member of the Board of Directors	Mitsunobu Komori	Managing Director of R&D Center
Executive Vice President Member of the Board of Directors	Fumio Iwasaki	Responsible for: - Networks
Executive Vice President Member of the Board of Directors	Tsutomu Shindou*	Managing Director of Corporate Marketing Division
Executive Vice President Member of the Board of Directors	Takashi Tanaka*	Responsible for: - Consumer sales

*	Newly appointed or promoted.

Position(s)	Name	Organizational Responsibilities
Senior Vice President Member of the Board of Directors	Wataru Kagawa*	Managing Director of General Affairs Department Managing Director of Corporate Citizenship Department Managing Director of Business Process Improvement Office
Senior Vice President Member of the Board of Directors	Kazuhiro Yoshizawa*	Managing Director of Human Resources Management Department
Member of the Board of Directors	Hiroshi Tsujigami	—
Executive Vice President	Katsuhiro Nakamura*	Managing Director of Tokai Regional Office
Executive Vice President	Kiyoshi Tokuhiro	Managing Director of Kansai Regional Office
Executive Vice President	Yoshiyuki Takeda	Deputy Managing Director of R&D Center
Senior Vice President	Tomohiro Kurosawa	Managing Director of Hokkaido Regional Office
Senior Vice President	Yuji Araki	Managing Director of Tohoku Regional Office
Senior Vice President	Mitoshi Hirokane	Managing Director of Hokuriku Regional Office
Senior Vice President	Akiko Ide	Managing Director of Chugoku Regional Office
Senior Vice President	Shoji Suto*	Managing Director of Shikoku Regional Office
Senior Vice President	Toshinari Kunieda	Managing Director of Kyushu Regional Office
Senior Vice President	Seizo Onoe	Managing Director of R&D Strategy Department
Senior Vice President	Kiyohito Nagata	Managing Director of Strategic Marketing Department Responsible for: - Product business strategy
Senior Vice President	Hiroyasu Asami	Managing Director of Smart Communication Services Department
Senior Vice President	Kei Irie*	Managing Director of Network Department
Senior Vice President	Hiroshi Sawada	Managing Director of Services Platform Department
Senior Vice President	Kazunori Yamamoto	Managing Director of Sales Promotion Department
Senior Vice President	Morikazu Takahashi*	Deputy Managing Director of Corporate Marketing Division

*	Newly appointed or promoted.

Position(s)	Name	Organizational Responsibilities
Senior Vice President	Hirotaka Sato* / **	Managing Director of Corporate Marketing Department I
Senior Vice President	Koji Aoyama*	Managing Director of Corporate Marketing Department II
Senior Vice President	Yasuhiro Taguchi	Managing Director of Corporate Marketing Department III
Senior Vice President	Masaki Yoshikawa	Managing Director of Credit Card Business Division
Senior Vice President	Seiji Nishikawa	Managing Director of Information Systems Department
Senior Vice President	Kiyohiro Omatsuzawa	Managing Director of Procurement and Supply Department
Senior Vice President	Yoshikiyo Sakai	Managing Director of Public Relations Department Deputy Managing Director of Mobile Society Research Institute

Position(s)	Name
Corporate Auditor	Shunichi Tamari
Corporate Auditor	Shuro Hoshizawa*
Corporate Auditor	Kyouichi Yoshizawa
Corporate Auditor	Haruo Morosawa*
Corporate Auditor	Eiko Tsujiyama*

*	Newly appointed or promoted.

**	Effective June 24, 2011.

For further information, please contact:
Eijun Tanaka or Takuya Ori
International PR
Public Relations Department
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Website: www.nttdocomo.com
Inquiries may also be made through the following URL:
http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is a world-leading mobile operator and growing provider of comprehensive services centered on mobility. The company serves over 58 million customers in Japan via advanced wireless networks, including a nationwide 3G network and one of the world’s first commercial LTE networks. Leveraging its unique capabilities as a mobile operator, DOCOMO is a leading developer of cutting-edge technologies for NFC mobile payments, mobile GPS, mobile TV, intuitive mobile assistance, environmental monitoring, smart grids and much more. Overseas, the company provides technical and operational expertise to eight mobile operators and other partner companies. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. Please visit www.nttdocomo.com for more information.

NTT DOCOMO, INC.
President and CEO: Ryuji Yamada
Tokyo Stock Exchange: 9437
London Stock Exchange: NDCM
New York Stock Exchange: DCM
May 13, 2011
Notice of Partial Amendments to Articles of Incorporation
NTT DOCOMO, INC. (the “Company”) hereby notifies that its Board of Directors resolved on May 13, 2011, to submit the following proposal for partial amendments to the Company’s Articles of Incorporation to the 20th Ordinary General Meeting of Shareholders to be held on June 17, 2011:
1.	Reasons for Amending the Articles of Incorporation of the Company To prepare for potential business deployment in the future, it is proposed to amend Article 2 (Purpose of business).

2.	Contents of Amendments to the Articles of Incorporation of the Company The contents of the proposed amendments to the Articles of Incorporation of the Company are as follows:
(Provisions proposed to be amended are underlined.)

Current Articles of Incorporation	Proposed Amendments
(Purpose)	(Purpose)
Article 2 (Omitted)	Article 2 (Same as present)
1-16. (Omitted)	1-16. (Same as present)
(Newly created)	17. Multimedia broadcasting business
17-20. (Omitted)	18-21. (Same as present)
3.	Schedule
	Date of Ordinary General Meeting of Shareholders for Amendment to Articles of Incorporation: June 17, 2011

‚	Effective Date of Amendment to the Articles of Incorporations: June 17, 2011
# # #
For further information, please contact:
Investor Relations Department
Tel: +81-3-5156-1111
Inquiries may also be made through the following URL:
http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is a world-leading mobile operator and growing provider of comprehensive services centered on mobility. The company serves over 58 million customers in Japan via advanced wireless networks, including a nationwide 3G network and one of the world’s first commercial LTE networks. Leveraging its unique capabilities as a mobile operator, DOCOMO is a leading developer of cutting-edge technologies for NFC mobile payments, mobile GPS, mobile TV, intuitive mobile assistance, environmental monitoring, smart grids and much more. Overseas, the company provides technical and operational expertise to eight mobile operators and other partner companies. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. Please visit www.nttdocomo.com for more information.

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